

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

Athanasios Feidakis
Chief Executive Officer
Globus Maritime Limited
128 Vouliagmenis Avenue, 3rd Floor
166 74 Glyfada
Athens, Greece

   Re: Globus Maritime Limited
    Registration Statement on Form F-3
    Filed July 31, 2020
    File No. 333-240265

Dear Mr. Feidakis:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Steven J. Hollander, Esq.